Via Facsimile and U.S. Mail
Mail Stop 4720

August 3, 2009

Douglas D. Dirks
President and Chief Executive Officer
Employers Holdings, Inc.
10375 Professional Circle
Reno, Nevada 89521

Re: Employers Holdings, Inc.
      Form 10-K for the fiscal Year Ended December 31, 2008
      Filed February 26, 2009
      File No. 001-33245

Dear Mr. Dirks:

      We have completed our review of your annual report on Form 10-K and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director